UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Stein Mart, Inc.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

858375-10-8

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 858375-10-8	Page 2 of 5 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay Stein
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐ Not Applicable
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 15,731,466
	6	Shared voting power N/A
	7	Sole dispositive power 15,731,466
	8	Shared dispositive power N/A
9	Aggregate amount beneficially owned by each reporting person 15,731,466
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 36.8%
12	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 858375-10-8	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Stein Mart, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1200 Riverplace Blvd. Jacksonville, FL 32207

Item 2	(a).	Name of Person Filing:

Jay Stein

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

1200 Riverplace Blvd. Jacksonville, FL 32207

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class or Securities:

Common Stock, $0.01 par value

Item 2	(e).	CUSIP Number:

858375-10-8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Inapplicable

CUSIP No. 858375-10-8	Page 4 of 5 Pages

Item 4.	Ownership as of December 31, 2008.

(a) Amount Beneficially Owned:

15,731,466 shares*

(b) Percent of Class:

36.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

15,731,466 shares*

(ii) shared power to vote or to direct the vote:

Inapplicable

(iii) sole power to dispose or to direct the disposition of:

15,781,466 shares*

(iv) shared power to dispose or to direct the disposition of:

Inapplicable

* Shares consist of:

•   13,441,279 shares owned by Stein Ventures Limited Partnership, the general partner of which is Carey Ventures, Inc.,

•   21,894 shares owned by the Jay and Deanie Stein Foundation Trust and over which Mr. Stein has sole voting and dispositive power,

•   610,000 shares over which Mr. Stein serves as Custodian under the Florida Uniform Transfers to Minors Act and has sole voting and dispositive power,

•   24,644 shares owned by Carey Ventures, Inc., a corporation wholly-owned by Jay Stein,

•   902,049 shares owned by Jay Stein individually, and

•   731,600 shares owned by a trust for the benefit of Deanie Stein and over which Mr. Stein has sole voting and dispositive power as trustee.

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

CUSIP No. 858375-10-8	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010

/s/ Jay Stein
Jay Stein